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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]                            [VIVENDI ENVIRONNEMENT LOGO]


                                                                DECEMBER 4, 2001



     CLARIFICATION OF THE STRUCTURE OF VIVENDI ENVIRONNEMENT'S CAPITAL STOCK
            THROUGH A FREE ALLOCATION OF SHARE SUBSCRIPTION WARRANTS.
 VIVENDI UNIVERSAL DISPOSES OF 9.3% OF VIVENDI ENVIRONNEMENT ON THE OPEN MARKET
             TO MAINTAIN ITS SHAREHOLDING AT 63% ON A LASTING BASIS.

Vivendi Environnement is to put forward to its Supervisory Board on December 10 a proposal to issue share subscription warrants to be allocated free of charge to all shareholders on the basis of one warrant per share. Seven warrants will give the right to subscribe one new share at a price of 55 euros until March 2006.

Vivendi Universal, which consolidates 63% of Vivendi Environnement, also owns 9.3% in the form of exchangeable bonds issued in February 2001. Vivendi Universal will no longer need to retain this additional holding in investment securities, as the commitment given on the basis of the exchangeable bonds will now be ensured by its share in the warrants allocated by Vivendi Environnement.

Vivendi Universal therefore sold this morning 32.4 million shares, totaling 9.3% of Vivendi Environnement's capital stock, at a unit price of 38 euros. The transaction was made on a "bought deal" basis (immediate purchase guaranteed by an underwriter). The sale, totaling more than 1.2 billion euros, will result in a before-tax capital gain of 129 million euros being recorded in the 2001 accounts.

Henri Proglio, Chairman of the Vivendi Environnement Management Board, said: "I am happy that this transaction will offer all of our shareholders the benefit of the value of these warrants and involve them with Vivendi Environnement's medium-term prospects. The exercise of the warrants will give Vivendi Environnement the means to continue and accelerate its growth strategy."

The transaction will enable Vivendi Environnement to clarify the structure of its capital stock and to benefit from a significant potential increase in its shareholders' equity. Also, the Vivendi Environnement float will be increased by about one-third. This will improve the stock's liquidity, and have an effect on its weighting in stock market indexes.

For Vivendi Universal, this clarification does not change the effective level of its shareholding, which remains at 63%. It is intended to maintain this level on a lasting basis.
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This announcement is not an offer for sale in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Vivendi Universal and Vivendi Environnement do not intend to register any portion of the planned share sale, the warrants or the underlying shares in the United States or to conduct a public offering of securities in the United States.



This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the outcome of the Vivendi Environnement Supervisory Board meeting of December 10; that Vivendi Environnement will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Environnement will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Environnement's revenue and/or income; as well as the risks described in the documents Vivendi Universal and Vivendi Environnement have filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal and Vivendi Environnement with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal and Vivendi Environnement.


CONTACTS :

MEDIA RELATIONS VIVENDI UNIVERSAL :
Alain Delrieu
01 71 71 10 86
Antoine Lefort
01 71 71 11 80

MEDIA RELATIONS VIVENDI ENVIRONNEMENT :
Anne Meaux
Adeline Challon
01 53 70 74 89